Exhibit 99.1

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

First quarter ended March 31, 2016

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2016	2015
	$	$
Assets

Current assets
Cash and cash equivalents	3,492	5,756
Short term investment (note 4)	7,040	9,997
Accounts receivable	47	47
Prepaid expenses	523	734
	11,102	16,534

Property and equipment	32	36

Acquired intellectual property and other intangible assets	16,615	16,997

Total assets	27,749	33,567

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,149	3,333
Current portion of deferred revenue	143	168
Provision for restructuring costs	77	116
Contingent consideration (note 5)	1,273	-
	3,642	3,617

Deferred revenue	648	678

Contingent consideration (note 5)	2,599	3,810

Derivative warrant liability (note 6)	4,835	5,499

	11,724	13,604
Shareholders’ equity

Share capital
Common shares (note 7)	261,645	261,645
Warrants (note 7)	1,297	1,297
Contributed surplus	15,908	15,579
Accumulated other comprehensive loss	(805)	(805)
Deficit	(262,020)	(257,753)

	16,025	19,963

	27,749	33,567
Going concern (note 2)
Subsequent events (note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
For the three month periods ended March 31, 2016 and 2015

(Expressed in thousands of U.S. dollars, except per share data)

	March 31,	March 31,
	2016	2015
	$	$
Revenue
Licensing revenue	30	30
Research and development revenue	25	25
Contract services	2	7

	57	62
Expenses
Research and development	3,324	3,330
Corporate, administration and business development	1,192	1,905
Amortization of acquired intellectual property and other intangible assets	382	392
Amortization of property and equipment	5	6
Contract services	1	5
Other expense (note 8)	84	98

	4,988	5,736

Net loss before gain (loss) on derivative warrant liability	(4,931)	(5,674)

Gain (loss) on derivative warrant liability (note 6)	664	(2,927)

Net loss and comprehensive loss for the period	(4,267)	(8,601)

Basic and diluted net loss per common share (note 9)	(0.13)	(0.27)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)
For the three month periods ended March 31, 2016 and 2015

(Expressed in thousands of U.S. dollars)

				Accumulated
				Other
	Common		Contributed	Comprehensive		Shareholders’
	Shares	Warrants	surplus	Loss	Deficit	Equity
	$	$	$	$	$	$

Balance – January 1, 2016	261,645	1,297	15,579	(805)	(257,753)	19,963

Stock-based compensation	-	-	329	-	-	329
Net loss and comprehensive loss for the period	-	-	-		(4,267)	(4,267)

Balance – March 31, 2016	261,645	1,297	15,908	(805)	(262,020)	16,025

Balance – January 1, 2015	259,712	1,804	12,306	(805)	(239,146)	33,871

Exercise of warrants (note 7)	427	(142)	-	-	-	285
Exercise of cashless warrants	636	-	-	-	-	636
Exercise of stock options (note 7)	151	-	(67)	-	-	84
Stock-based compensation	-	-	1,284	-	-	1,284
Net loss and comprehensive loss for the period	-	-	-		(8,601)	(8,601)

Balance – March 31, 2015	260,926	1,662	13,523	(805)	(247,747)	27,559

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Cash Flow
(Unaudited)
For the three month periods ended March 31, 2016 and 2015

(Expressed in thousands of U.S. dollars)

	March 31,	March 31,
	2016	2015
	$	$
Cash flow provided by (used in)

Operating activities
Net loss for the period	(4,267)	(8,601)
Adjustments for:
Amortization of deferred revenue	(55)	(55)
Amortization of property and equipment	5	6
Amortization of acquired intellectual property and other intangible assets	382	392
Revaluation of contingent consideration	62	184
Loss (gain) on derivative warrant liability	(664)	2,927
Stock-based compensation	329	1,284
Change in provision for restructuring costs	(39)	(39)
Net change in other operating assets and liabilities (note 11)	(973)	(120)

Net cash used in operating activities	(5,220)	(4,022)

Investing activities
Purchase of short-term investment	(7,043)	(9,999)
Proceeds on maturity of short-term investment	10,000	10,000
Purchase of equipment	(1)	(5)
Capitalized patent costs	-	(5)

Net cash generated (used in) investing activities	2,956	(11)

Financing activities
Proceeds from exercise of warrants	-	285
Proceeds from exercise of stock options	-	84
Net cash generated from financing activities	-	369

Decrease in cash and cash equivalents	(2,264)	(3,664)

Cash and cash equivalents – beginning of period	5,756	22,706

Cash and cash equivalents – end of period	3,492	19,042

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2.	Going concern

These interim condensed consolidated financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital.

As at March 31, 2016, the Company had net working capital, excluding the current portion of contingent consideration, of $8,733,000 compared to $12,917,000 as at December 31, 2015. For the three month period ended March 31, 2016, the Company reported a loss of $4,267,000 (March 31, 2015 – $8,601,000) and a cash outflow from operating activities of $5,220,000 (March 31, 2015 – $4,022,000). As at March 31, 2016, the Company had an accumulated deficit of $262,020,000 (December 31, 2015 – $257,753,000).

Management believes the Company has sufficient working capital to reach the 24-week primary endpoint for its Phase 2b lupus nephritis (LN) clinical trial, which completed enrollment on January 18, 2016. The Company expects to release the 24-week primary endpoint data in the third quarter of 2016. Management considers this a key milestone event for the Company. In order to complete the remainder of this LN clinical trial and be able to undertake further development and commercialization of voclosporin, the Company will need to raise additional funds within the next 12 months.

On October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time. The Company intends to undertake an offering within the next 12 months of operations in order to sustain the Company’s operations and complete the current Phase 2b LN clinical trial.

The outcome of such an offering is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance any new financings will be successful. This uncertainty casts significant doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of the Company’s operations. There is no assurance these initiatives will be successful.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2015 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on May 11, 2016.

4.	Short term investment

The short-term investment, recorded initially at fair value and subsequently at amortized cost using the effective interest method, is a 3 month HSBC Bank US denominated discount note due May 10, 2016, with an amortized cost of $7,040,000 and an initial cost of $7,035,000. (December 31, 2015 - 6 month HSBC US denominated discount note due February 10, 2016 with an amortized cost of $9,997,000 and an initial cost of $9,984,000). The note has an effective interest rate of 0.445%. (December 31, 2015 - 0.311%).

5.	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (“ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN consists of potential payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones.

The fair value of this portion of contingent consideration at March 31, 2016 was estimated to be $3,872,000 (December 31, 2015 - $3,810,000) and was determined by applying the income approach. The fair value estimates at March 31, 2016 were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. There were no changes in the assumptions since December 31, 2015.

6.	Derivative warrant liability

The holders of the warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price with the difference divided by the weighted average market price. No warrants were exercised in the first quarter ended March 31, 2016. In the quarter ended March 31, 2015, a holder of these warrants elected this option and the Company issued 66,000 common shares upon the cashless exercise of 182,000 warrants. These warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from derivative warrant liability to common shares.

At March 31, 2016 the Company estimated the fair value of the derivative warrant liability at $4,835,000 (December 31, 2015 -$5,499,000) which resulted in a gain on revaluation of derivative warrant liability for the three months ended March 31, 2016 of $664,000 (March 31, 2015 - loss on revaluation of derivative warrant liability of $2,927,000).

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The Company considers the expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
Annualized volatility	60%	84%
Risk-free interest rate	0.81%	1.19%
Expected life of warrants in years	2.87	3.13
Dividend rate	0.0%	0.0%
Market price	2.91	2.47
Fair value per warrant	1.06	1.21

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $902,000 at March 31, 2016. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $855,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $483,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $495,000 at March 31, 2016.

The following table presents the changes in the derivative warrant liability categorized as Level 3:

$
Balance at December 31, 2015	5,499
Gain on revaluation of derivative warrant liability	(664)

Balance at March 31, 2016	4,835

Balance at December 31, 2014	11,235
Conversion to equity (common shares) upon exercise of warrants	(636)
Loss on revaluation of derivative warrant liability	2,927

Balance at March 31, 2015	13,526

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

7.	Share Capital

(a)	Common shares

Authorized
The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	#	$
	(in thousands)

Balance at December 31 , 2015 and March 31, 2016	32,287	261,645

Balance at December 31 , 2014	31,818	259,712
Issued pursuant to exercise of stock options	30	151
Issued pursuant to exercise of warrants	148	427
Issued pursuant to exercise of derivative liability warrants (note 6)	66	636

Balance at March 31, 2015	32,062	260,926

(b)	Warrants

	Warrants
Issued	#	$
	(in thousands)

Balance at December 31, 2015 and March 31, 2016	1,368	1,297

Balance at December 31, 2014	1,724	1,804
Warrants exercised	(148)	(142)

Balance at March 31, 2015	1,576	1,662

		Weighted average
	#	exercise price
Expiry date:	(in thousands)	$

Exercisable in CDN$
September 20, 2016 (CDN$2.25 and CDN$2.50)	1,039	1.92
June 26, 2018 (CDN$2.25 and CDN$2.50)	315	1.92
December 31, 2018 (CDN$2.00)	14	1.54
	1,368	1.92
Exercisable in US$
February 14, 2019 (note 6)	4,548	3.22

	5,916	2.92

(c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at March 31, 2016 there were 32,287,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 3,228,700 stock options available for issuance under the Stock Option Plan. An aggregate total of 3,033,000 options are presently outstanding, representing 9.4% of the issued and outstanding Common Shares of the Company.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plan as of March 31, 2016 and 2015 and changes during the three month periods ended on those dates is presented below:

		March 31, 2016		March 31, 2015
		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	#	In CDN$	#	In CDN$

Outstanding – Beginning of period	2,713	4.00	1,376	3.68
Granted	320	3.90	960	4.25
Forfeited	-	-	(8)	4.25
Exercised	-	-	(30)	3.50

Outstanding – End of period	3,033	3.99	2,298	3.92

Options exercisable – End of period	2,377	3.99	1,111	3.78

The Company granted 60,000 stock options to directors of the Company on March 23, 2016 at a price of $3.00 (CDN$3.96) per common share. On March 30, 2016 the Company granted 220,000 stock options to officers and employees of the Company at a price of $3.02 (CDN$3.91) per common share. On March 31, 2016 the Company granted 40,000 stock options to the Chief Executive Officer of the Company at a price $2.90 (CDN$3.76) per common share. On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options granted in 2015 and 2016 all vest in equal amounts over 12 months and are exercisable for a term of five years.

The Company recognized stock-based compensation expense of $329,000 (2015 – $1,284,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2016, stock compensation expense has been allocated to research and development expense in the amount of $68,000 (2015 – $387,000) and corporate administration expense in the amount of $261,000 (2015 – $897,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the three month periods ended March 31, 2016 and 2015:

	March 31,	March 31,
	2016	2015
Expected volatility	76%	85%
Risk-free interest rate	0.59	1.09
Expected life of options in years	3.8	3.9
Estimated forfeiture rate	7.56%	12.2%
Dividend rate	0.0%	0.0%
Exercise price	3.00	3.59
Market price on date of grant	3.00	3.59
Fair value per common share option	1.64	2.19

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. The impact of a 10% change had no significant impact.

8.	Other expense

Other expense (income), net:	March 31,	March 31,
	2016	2015
	$	$
Finance income
Interest income on short-term bank deposits and discount note	(8)	(16)
Other
Revaluation adjustment on contingent consideration (note 5)	62	184
Foreign exchange loss (gain)	30	(70)
	92	114

	84	98

9.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three months ended March 31, 2016 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three months ended March 31, 2016 and March 31, 2015 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	March 31,	March 31,
	2016	2015
	$	$

Net loss for the period	(4,267)	(8,601)

	#	#
	(in thousands)	(in thousands)
Weighted average common shares outstanding	32,287	31,859

	$	$
Loss per common share (expressed in $ per share)	(0.13)	(0.27)

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	March 31,	March 31,
	2016	2015
	#	#
	(in thousands)	(in thousands)
Stock options	3,033	2,298
Warrants (derivative liability)	4,548	4,548
Warrants (equity)	1,368	1,576

	8,949	8,422

10.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	March 31,	March 31,
	2016	2015
	$	$
Revenue
Canada	27	32
China	30	30

	57	62

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	March 31,	March 31,
	2016	2015
	$	$

Accounts receivable	-	(22)
Prepaid expenses and deposits	211	341
Accounts payable and accrued liabilities	(1,184)	(439)

	(973)	(120)

12.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar, which is the Company’s functional currency, and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three month periods ended March 31, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The following table presents the Company’s exposure to the CDN dollar:

	March 31,	March 31,
	2016	2015
	$	$
Cash and cash equivalents	7	268
Accounts receivable	42	54
Accounts payable and accrued liabilities	(574)	(420)

Net exposure	(525)	(98)

	Reporting date rate
	March 31,	March 31,
	2016	2015
	$	$
CDN$ - US$	0.770	0.789

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $53,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

13.	Subsequent events

(a) Change in Management and Board

On April 10, 2016 the President and Chief Executive Officer, who was also a Director of the Company, resigned from his positions as an Officer and Director of the Company. The Company entered into an agreement with him whereby the Company will pay him $597.000 over 14 months.

(b) Grant of stock options

On May 2, 2016 the Company granted 200,000 stock options at a price of $2.92 (CDN$3.66) per common share to the newly hired General Manager of the Americas and Global Commercial Assessment. These options vest in equal amounts over 36 months and are exercisable for a term of five years.